UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


FORM 8-K

CURRENT REPORT


Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) November 16, 2005


**First Midwest Bancorp, Inc.**
(Exact name of registrant as specified in its charter)


| **Delaware** | **0-10967** | **36-3161078** |
|:---:|:---:|:---:|
| (State or other jurisdiction | (Commission | (IRS Employer |
| of Incorporation) | File Number) | Identification No.) |


| **One Pierce Place, Suite 1500, Itasca, Illinois** | **60143** |
|:---:|:---:|
| (Address of principal executive offices) | (Zip Code) |


**(630) 875-7450**
(Registrant's telephone number, including area code)


**N/A**
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:
☐  Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐  Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐  Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐  Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

FIRST MIDWEST BANCORP, INC.
FORM 8-K
November 16, 2005

Item 1.01 Entry into a Material Definitive Agreement

On November 14, 2005 First Midwest Bancorp, Inc. (the "Company") amended its Rights Agreement. The amendment is attached as Exhibit 10 to this report.

Item 5.02 Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers

(b) First Midwest Bancorp, Inc. has a retirement policy that generally requires the members of its Board of Directors to resign on the last day of the year in which he or she attains the age of 70. Effective January 1, 2006, First Midwest Bancorp, Inc. will suspend this retirement policy as it applied to Bruce S. Chelberg, Chairman of First Midwest's Nominating and Corporate Governance Committee and a member of its Audit Committee, and Thomas M. Garvin, a member of First Midwest's Nominating and Corporate Governance Committee and its Compensation Committee, to permit them to serve until December 31, 2006.

Item 8.01 Other Events

On November 16, 2005 the Company issued a press release announcing a 10% increase in the quarterly cash dividend on its common stock from $0.25 per share to $0.275 per share. This press release, dated November 16, 2005, is attached as Exhibit 99 to this report.

Item 9.01 Financial Statements and Exhibits

(a) and (b) not applicable

(c) Exhibit Index:

10 Amendment No. 2 to Rights Agreement, dated November 14, 2005.

99 Press Release issued by the Company dated November 16, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

First Midwest Bancorp, Inc.
(Registrant)

Date: November 16, 2005

/s/ STEVEN H. SHAPIRO
Steven H. Shapiro
Executive Vice President

Exhibit 99

# News Release

First Midwest Bancorp
One Pierce Place, Suite 1500
Itasca, Illinois 60143-9768
(630) 875-7450

**[LOGO]   First Midwest Bancorp, Inc.**

**FOR IMMEDIATE RELEASE**                **CONTACT: Steven H. Shapiro**

                                                              **(630) 875-7345**

**TRADED:   Nasdaq**                                  **www.firstmidwest.com**

**SYMBOL:   FMBI**

**FIRST MIDWEST BANCORP INCREASES QUARTERLY
CASH DIVIDEND BY 10% TO $0.275 PER SHARE**

**ITASCA, IL, NOVEMBER 16, 2005 –** First Midwest Bancorp, Inc. **(Nasdaq: FMBI)** today announced an increase in the quarterly cash dividend on its common stock.  The new quarterly cash dividend of $0.275 per share represents an increase of 10% from the previous quarterly dividend of $0.25.  The dividend will be payable on January 17, 2006 to stockholders of record as of the close of business on December 23, 2005 and represents the 92[nd] consecutive quarterly dividend distribution since the Company's formation in 1983.

"We are once again pleased to be able to announce an increase in dividends, the fifteenth increase that First Midwest has declared in the past thirteen years and the second dividend increase in 2005."  said John M. O'Meara, President and Chief Executive Officer of First Midwest.  "This increase is possible as a result of First Midwest's ongoing profitability."

First Midwest is the premier relationship-based banking franchise in the growing Chicagoland banking markets.  As one of the Chicago metropolitan area's largest independent bank holding companies, First Midwest provides the full range of both business and retail banking and trust and investment management services through 69 offices located in 49 communities, primarily in northeastern Illinois.  First Midwest was the only bank honored by Chicago magazine as one of the 25 best places to work in Chicago.

#   #   #

Exhibit 10

AMENDMENT NO. 2
TO
AMENDED AND RESTATED RIGHTS AGREEMENT

THIS AMENDMENT NO. 2 TO THE AMENDED AND RESTATED RIGHTS AGREEMENT (this "Amendment") is entered into as of November 14, 2005, between First Midwest Bancorp, Inc., a Delaware corporation (the "Company"), and First Midwest Bank, as rights agent (following the merger of First Midwest Trust Company into First Midwest Bank) (the "Rights Agent"). This Amendment modifies and amends the Amended and Restated Rights Agreement, dated as of November 15, 1995 and as amended on June 18, 1997, between the Company and the Rights Agent (the "Rights Agreement").

W I T N E S S E T H:

WHEREAS, Section 5.4 of the Rights Agreement provides that prior to the Separation Time, the Company may, at any time or from time to time, supplement or amend the Rights Agreement in any respect without the approval of any holders of Rights; and

WHEREAS, as of the date hereof, the Separation Time has not occurred; and

WHEREAS, the Board of Directors of the Company has adopted, in accordance with Sections 5.4 and 5.14 of the Rights Agreement, a resolution approving this Amendment and directing the appropriate officers of the Company to take all appropriate steps to execute, deliver, and put into effect this Amendment.

NOW, THEREFORE, in consideration of the premises and mutual agreements herein set forth, the parties hereby agree as follows:

AMENDMENT OF DEFINITION OF "EXERCISE PRICE." The definition of "Exercise Price" as set forth in Section 1.1 of the Rights Agreement is amended by replacing the number "$100" with the number "$150."

AMENDMENT OF DEFINITION OF "EXPIRATION TIME." The definition of "Expiration Time" as set forth in Section 1.1 of the Rights Agreement is amended by replacing the date "November 15, 2005" in subparagraph (iii) with the date "November 15, 2015."

AMENDMENT OF SECTION 5.9. The Company's address in Section 5.9 of the Rights Agreement is hereby amended to read 1 Pierce Place, Suite 1500, Itasca, Illinois 60143.

EFFECTIVENESS. This Amendment shall be deemed to be in force and effective immediately upon execution and delivery hereof. Except as amended hereby, the Rights Agreement shall remain in full force and effect and shall be otherwise unaffected hereby.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as of this day and year first above written.


FIRST MIDWEST BANCORP, INC.

By: /s/ JOHN M. O'MEARA
Its President


FIRST MIDWEST BANK

By: /s/ TERRY G. BEAUDRY
            Its duly authorized officer